VIA ELECTRONIC TRANSMISSION AND

OVERNIGHT DELIVERY

August 4, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Attention: Michael Clampitt

                 Senior Counsel

Re:	Farmers National Banc Corp. Amendment No. 1 to Registration Statement on Form S-4 Filed July 31, 2015 File No. 333-205725

Dear Mr. Clampitt:

This letter sets forth the responses of Farmers National Banc Corp. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in your letter dated August 4, 2015, related to the above-referenced Amendment No. 1 to the Registration Statement on Form S-4. For your convenience, we have set forth below each of the Staff’s comments included in the August 4, 2015, letter and the Company’s corresponding responses.

Amendment No. 1 to the Registration Statement on Form S-4 filed July 31, 2015

Michael Clampitt

August 4, 2015

Material U.S. Federal Income Tax Consequences of the Merger, page 44

1.	Please delete the new language on page that the discussion is “for general information only,” as it is inappropriate.

Response:

Based upon a telephonic conversation between a representative of the Staff and J. Bret Treier on August 4, 2015, we understand that it will not be necessary to file an amendment to the Registration Statement on Form S-4 to reflect this comment, provided that the comment is addressed in the final prospectus comprising a portion of the Registration Statement on Form S-4 filed pursuant to Rule 424(b) of the rules and regulations promulgated pursuant to the Securities Act of 1933, as amended (the “Final Prospectus”). Accordingly, the Company hereby undertakes to remove the language stating that the opinions regarding the material U.S. federal income tax consequences of the Merger are “for general information only” that appears under the caption “Material U.S. Federal Income Tax Consequences of the Merger” on page 47 of the Final Prospectus.

Michael Clampitt

August 4, 2015

Part II. Exhibits

Exhibit 8.1

2.	It appears you intend your tax opinion to be in “short form.” Accordingly, the tax disclosure in the prospectus serves as the tax opinion, and the opinion filed as Exhibit 8.1 to the registration statement must confirm this with a statement such as: “the discussion contained in the Registration Statement under the caption ‘Material U.S. Federal Income Tax Consequences’ constitutes our opinion regarding the material U.S. federal income tax consequences of the Merger.” Please revise both accordingly.

The Exhibit 8 short-form opinion and the tax disclosure in the prospectus both must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of counsel, and that disclosure must clearly identify and articulate the opinion being rendered. For more information, please refer to Corporation Finance’s Staff Legal Bulletin No. 19.

Response:

Based upon a telephonic conversation between a representative of the Staff and J. Bret Treier on August 4, 2015, the Company understands that it will not be necessary to modify the Exhibit 8 legal opinions in response to this comment.

In connection with these responses, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Michael Clampitt

August 4, 2015

We believe that the foregoing address each of the comments raised in the Staff’s letter. If you have any further questions or require additional information, please do not hesitate to contact me at (330) 533-3341.

Sincerely,

/s/ Kevin J. Helmick
Kevin J. Helmick
President and Chief Executive Officer

cc: J. Bret Treier, Esq., Vorys, Sater, Seymour and Pease LLP